Daniel E. Baron, Esq.
c/o Outside Counsel Solutions, Inc.
1430 Broadway Suite 1615
New York, NY 10018
(646) 328-0782

VIA EDGAR
October 13, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	US SolarTech, Inc. Amendment No.4 to Registration Statement on Form S-1 Filed October 6, 2009 File No. 333-157805

Ladies and Gentlemen,

Set forth below are the responses of US SolarTech, Inc., (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 24, 2009, with respect to the Company’s Registration Statement on Form S-1 originally filed April 14, 2009, File No. 333-157805, as amended by Pre-Effective Amendment No. 1 filed on March 9, 2009, Pre-Effective Amendment No. 2 to the Registration Statement filed on August 10, 2009, Pre-Effective Amendment No. 3 to the Registration Statement filed on September 10, 2009 and Pre-Effective Amendment No. 4 to the Registration Statement being filed simultaneously with the transmission of this letter.  (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

Fee Table

1.    We note your responses to prior comments 7 and 9. Please delete the reference in footnote 1 to shares issuable upon exercise of warrants and conversion of preferred stock. Delete the references in the second paragraph of the prospectus cover page and pages 4 and 22 to proceeds from the exercise of warrants.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The Offering, page 4

2.    Please reconcile the reference to 15,075,292 shares of common stock outstanding after the offering with the disclosure on page 4 of 12,915,735 shares outstanding combined with shares issuable upon exercise of options and warrants and upon conversion of preferred stock and on amounts owed to the executive officers.

The Company had a total of 12,915,735 shares of the Company’s common stock, par value $.0001 per share (“Common Stock”) outstanding as of June 30, 2009.  The following additional shares of Common Stock represent shares which were not included as outstanding but which could be outstanding after the offering:

•	666,666 shares issuable upon the conversion of our Series A Preferred Stock into Common Stock;
•	685,624 shares issuable upon exercise of warrants to purchase shares of our Common Stock;
•	697,267 shares issuable to the Company’s executive officers upon conversion of an amount payable to them into Common Stock as described in “Recent Developments” and “Related Party Transactions;”
•	100,000 shares issuable to Richard Rozzi, as described in “Recent Sales of Unregistered Securities;” and
•	10,000 shares issuable Vinod Sareen, as described in “Recent Sales of Unregistered Securities.”

        The foregoing total of 2,159,557 additional shares of Common Stock when added to 12,915,735 represent the 15,075,292 shares of Common Stock outstanding on a fully diluted basis are the number of shares which could be outstanding after the offering.

The success of our business depends on the continuing efforts of key personnel, page 5

3.	We note your response to prior comment 6. Please reconcile the reference on page 5 to July 1, 2020 with the reference to July 1, 2010 in section 2 of exhibit 10.10.

The Company has revised the Registration Statement in accordance with the Staff’s comment and corrected the reference on page 5 to 2010.

Principal Stockholders, page 48

4.	Regarding your response to prior comment 19:

•
 Reconcile footnote 5 on page 49 that Sheila Newth holds voting and investment power over shares of your common stock held by the Kabul Foundation with footnote 7 on page 49 that voting and dispositive power over the shares of your common stock held by the Kabul Foundation are held by a board of directors. Reconcile the similar disclosure in footnotes 2 and 4 on page 54; and

•
 Revise footnote 7 on page 49 to disclose the natural person or persons who have voting and/or investment power for the shares held by Ariana, Inc. Revise footnote 2 on page 54 to provide similar disclosure.

 The Company has revised the Registration Statement in accordance with the Staff’s comment.

The Company appreciates the Staff’s prompt attention to the matter.  I can be reached at (646) 328-0782 or at daniel.baron@outsidecounsel.net should you wish to discuss any of the foregoing.

Sincerely,

/s/Daniel E. Baron

Daniel E. Baron, Esq.